UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tech/Ops Sevcon, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

878293109
(CUSIP Number)

Matthew C. Dallett
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 878293109
1.	Names of Reporting Persons. Marvin G. Schorr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 344,790
	8.	Shared Voting Power 22,188
	9.	Sole Dispositive Power 344,790
	10.	Shared Dispositive Power 22,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,978
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 10.99%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This Schedule 13D/A amends the Schedule 13D originally filed by the reporting person on July 11, 1988, as amended on July 11, 1988 and as further amended on July 18, 1988 (the “Schedule 13D).  Except with respect to Item 3, this filing restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer

The Schedule 13D relates to the common stock, $0.10 par value (the “Common Stock”) of Tech/Ops Sevcon, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 155 Northboro Road, Southborough, Massachusetts, 01772.

Item 2.	Identity and Background

The Schedule 13D is being filed by Dr. Marvin G. Schorr, who resides at 330 Beacon Street, Boston, Massachusetts 02116.  Dr. Schorr is currently retired and serves as a director of the Issuer.  He was Chairman of the Issuer’s Board of Directors from January 1988 until January 2005.

During the last five years, Dr. Schorr has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Dr. Schorr is a citizen of the United States of America.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 is amended to add the following:

All securities acquired by Dr. Schorr since his most recent filing on Schedule 13D were acquired directly from the Issuer for no consideration in connection with Dr. Schorr’s service on the Issuer’s Board of Directors.

Item 4.	Purpose of the Transaction

The purpose of the acquisition and ownership of Common Stock by Dr. Schorr is to acquire and maintain a significant equity investment in the Issuer.  His original February 1, 1988 acquisition of 382,090 shares of Common Stock (giving effect to the Issuer’s August 21, 1995, two-for-one stock split) was in exchange for his shares in the Issuer’s predecessor, Tech/Ops, Inc., distributed to him pursuant to the September 30, 1987 Plan of Reorganization and Dissolution of Tech/Ops, Inc.  Depending upon various circumstances, including developments with respect to the Issuer’s business, Dr. Schorr’s personal financial and other circumstances, general economic and stock market conditions, and other factors, Dr. Schorr may from time to time acquire additional shares of Common Stock in open market or privately negotiated transactions, or he may sell or otherwise dispose of some or all of the shares of Common Stock that he beneficially owns.

As a director of the Issuer, Dr. Schorr participates in the supervision of the Issuer’s business and affairs.  Other than in the course of exercising his responsibilities as a director, Dr. Schorr has no present plans or proposals as a stockholder of the Issuer that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Dr. Schorr is the direct beneficial owner of 344,790 shares of the Common Stock.  He has sole power to vote and to dispose of all of such shares.  Dr. Schorr’s wife owns 1,800 additional shares of Common Stock.  She has sole power to vote and to dispose of all of such shares, and Dr. Schorr disclaims beneficial ownership of all of his wife’s shares.  Dr. Schorr may also be deemed the beneficial owner of 22,188 shares of the Issuer’s common stock that are held in a private charitable foundation of which Dr. Schorr and his wife are trustees with shared voting and dispositive power.  Dr. Schorr’s total beneficial ownership described above, excluding the 1,800 shares held by his wife, represents 10.99% of the outstanding Common Stock.

Exhibit A is a list of transactions by Dr. Schorr with respect to the Common Stock since his most recent report on Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Dr. Schorr serves as a director of the Issuer.  As part of his director compensation, from time to time, he receives grants of shares or rights to acquire shares from the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 25, 2011

By:	/s/ Marvin G. Schorr
Name:	Marvin G. Schorr

EXHIBIT A

Date	Number of Shares	Price per Share	Description and Purpose of the Transaction
8/17/1993	(50,000)	--	Disposition of shares as a gift
1/27/1998	5,000	$0	Grant by Issuer of options to purchase 5,000 shares of the Common Stock at an exercise price of $15.1875 per share. These options became exercisable at the rate of 500 shares per year.
1/24/2005	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/24/2006	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/23/2007	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/22/2008	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/27/2008	(5,000)	$0	Expiration of unexercised stock options
1/27/2009	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/26/2010	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/25/2011	2,500	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan